EXHIBIT 4(f)



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                                                CITICORP LIFE INSURANCE COMPANY
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                                                      Home Office:  Phoenix, AZ
                              Administrative Office:  800 Silver Lake Boulevard
                                                                  P.O. Box 7031
                                                                Dover, DE 19903

                     GUARANTEED MINIMUM INCOME BENEFIT RIDER

BENEFIT PROVISION: We will begin a series of annuity payments on the Annuity Income Date if this rider is in force. The payments will be paid to the Annuitant(s) designated by you when you applied for this rider or as may be changed. The amount of the payments will be based on the age and sex of the Annuitant(s) unless the law requires some other amount. The amount will be the greatest of the following:

     1. What the Rider Value, less premium taxes, will give you, using the Annuity Income Option Tables stated in the contract; or
     2. What the Rider Value, less premium taxes, will give you using Annuity Income Option Tables in annuity contracts issued by us on the Annuity Income Date; or
     3. What the Minimum Benefit Accumulation Amount will give you using the Guaranteed Minimum Benefit Factor shown in the Contract Schedule:

DEFINITIONS:

In this rider:

An "Accumulation Unit" is an accounting device used to calculate the value of a Sub-Account before annuity payments begin.

"Annuity Income Date" means the date on which annuity payments are to begin. The first annuity payment will be calculated and paid as of this date.

"Annuity Income Option" means a manner in which annuity payments are paid.

"Contract" means the annuity contract to which this rider is attached.

"Fixed Dollar Annuity" means an Annuity Income Option under which payments do not depend on the investment experience of any Sub-Account.

"Minimum Benefit Accumulation Amount" means the sum of all premium payments and transfers applied under this rider, less any withdrawals under this rider, plus interest of 5% per annum compounded daily. However, in the event the Annuity Income Option elected does not contain a life annuity, the rate of interest will be 3% per annum, compounded daily.

"Guaranteed Minimum Benefits" means the minimum annuity payments under this rider.

"Guaranteed Minimum Benefit Factor " is the Guaranteed Minimum Benefit payable for each $1,000 of the Minimum Benefit Accumulation Amount applied to an Annuity Income Option on the Annuity Income Date. The Guaranteed Minimum Benefit Factor is calculated using:

     1. An annual interest rate of 5%, compounded daily, unless the Annuity Income Option does not include a life annuity, in which case the interest rate is 3% per annum, compounded daily; and .

     2. The 1983 Individual Annuity Mortality Table "a" projected with Scale G. If unisex rates are required, the Mortality Rate will reflect a 20/80 split between males and females


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"Rider Value" means the sum of the number of Accumulation Units in each
Sub-Account purchased under this rider multiplied by the Accumulation Unit value of that Sub-Account.

"Stipulated Premium" means the scheduled premium amount to be paid each Contract Year under this rider. The amount of the Stipulated Premium is determined and will be allocated to the Sub-Accounts you have chosen at the time of application.

"We," "our" and "us" mean Citicorp Life Insurance Company.

"You" and "your" mean the Owner named in the Contract Schedule. In the event of joint ownership, you and your apply equally to either Joint Owner unless the context clearly indicates otherwise.

EFFECTIVE DATE: This rider becomes effective on the Rider Effective Date shown in the Contract Schedule. While this rider is in force, it is a part of the contract to which it is attached. It is subject to all terms, conditions and definitions of the contract. If there is any inconsistency, the terms and meaning in this rider will control.

PREMIUM PAYMENT: The initial premium applied under this rider is due on the date the contract is issued. Subsequent premium payments under this rider may be made at such time and in such manner as you determine, subject to the following:

     1. During the first three Contract Years, we reserve the right to limit total premium payments under this rider to no more than the sum of the scheduled Stipulated Premium payments for those Contract Years, plus $10,000. Thereafter, the sum of the total premium payments received in the current Contract Year and the preceding two Contract Years can be no greater than the sum of the scheduled Stipulated Premium for those Contract Years, plus $10,000.
     2.  We reserve the right to refuse premium payments of less than $150.

ALLOCATION OF PREMIUM: You must specify the portion of each premium payment to be allocated to each Sub-Account under this rider. We reserve the right to require allocations to any Sub-Account to be expressed in whole percent and be at least $100 of any premium payment. The Sub-Accounts available under this rider and your allocation directions are shown in the application. Premium may also be allocated to these, and any other Sub-Accounts, under the terms of the contract. If premium is paid to Sub-Accounts under the terms of the contract only, the terms of this rider do not apply.

TRANSFERS: Prior to the Annuity Income Date, and upon written request to us, you may transfer the value, or any portion thereof, held in any Sub-Account(s) under this rider to any other Sub-Account(s) offered under this rider.

Similarly, you may transfer the value, or any portion thereof, held in any Sub-Account(s) under this rider to the same or any other Sub-Account(s) under the terms of the contract only. Such transfers will be treated as withdrawals under this rider but not the contract. No Surrender Charges will apply to such transfers.

All transfers are subject to the contract's "Transfers" provisions. All transfers are made on a last in - first out basis.

WITHDRAWALS: That portion of the Rider Value held in any Sub-Account may be withdrawn, in whole or in part, subject to the contract's "Withdrawals" provisions. Normally, withdrawals will reduce the Minimum Benefit Accumulation Amount on a dollar-for-dollar basis. However, if, on the Withdrawal Date, the Minimum Benefit Accumulation Amount exceeds the Rider Value and the amount of the withdrawal is greater than 5% of the Minimum Benefit Accumulation Amount on the first day of the then current Contract Year, the Minimum Benefit Accumulation Amount will be reduced on a pro rata basis. The amount of the reduction will be the amount withdrawn divided by the Rider Value in that Sub-Account prior to the withdrawal and multiplying this percentage by the Minimum Benefit Accumulation Amount.


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CHARGES: Our charge for this rider is equivalent to 0.50% per annum of the average daily net assets held in each Sub-Account under this rider. This charge is calculated and deducted on a daily basis.


ANNUITY INCOME DATE: The Annuity Income Date is elected by you at the time of application and is shown in the Contract Schedule. The Annuity Income Date must be at least 10 years after the Contract Date. The Annuity Income Date may be changed upon 30 days written notice. However, if the Annuity Income Date is less than 20 years after the Contract Date, such change must result in a new Annuity Income Date not less than 2 years from the date of the change. We reserve the right to terminate this rider if a change is made that does not conform to these requirements.

A change of the Annuity Income Date may result in a change to the Guaranteed Minimum Benefits. If the Annuity Income Date is changed, we will provide you with a new Contract Schedule reflecting any changes.

ANNUITY INCOME OPTION: The Annuity Income Option is elected by you at the time of application and is shown in the Contract Schedule. Only Fixed Dollar Annuities are available under this rider as Annuity Income Option(s). If the Annuity Income Date is at least 10, but less than 20 years after the Contract Date, the Annuity Income Option must contain a life annuity feature. If the Annuity Income Date is at least 20 years after the Contract Date, any Fixed Dollar Annuity Income Option available under the contract, or a lump sum distribution, may be elected.

Subject to the above, you may change the Annuity Income Option prior to the Annuity Income Date upon 30 days prior notice in writing to us. A change of the Annuity Income Option will result in a change to the Guaranteed Minimum Benefits. If the Annuity Income Option is changed, we will provide you with a new Contract Schedule reflecting any changes.

CHANGE OF ANNUITANT: The Annuitant was designated by you at the time of application and is shown in the Contract Schedule. Prior to the Annuity Income Date, you may change the Annuitant by notifying us in writing. Such change may result in a change to the Guaranteed Minimum Benefits. If the Annuitant(s) is
(are) changed, we will provide you with a new Contract Schedule reflecting any changes.

MODIFICATION: We reserve the right to modify this rider, to the extent allowed by law, to:

     1. Comply with any law or regulation issued by a governmental agency to which we or this rider is subject;
     2.  Add, delete or modify Sub-Accounts offered under this rider; or
     3.  Reflect a change in the operation of a Sub-Account.

TERMINATION: This rider will remain in force until terminated or the contract is surrendered. If, at any time after the Rider Effective Date, the Rider Value becomes equal to zero, this rider will terminate. If terminated, this rider can not be reinstated but the provisions of the contract will continue to apply.




                                                   /s/Richard M. Zuckerman
                                                          Secretary


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